Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”)

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/10/2023:

13,394,136 Common Shares

Date: November 6, 2023

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On October 10, 2023, the Issuer announced that Uri Birenberg will join the company's leadership team as Chief Financial Officer effective October 10, 2023.  This appointment strengthens IMC's financial leadership and strategic direction for achieving sustainable profitability. Birenberg is a senior financial executive, who brings over two decades of experience of financial planning and analysis. Prior to joining IMC, Birenberg served as CFO of Hygear Ltd, a start up in the healthcare fitness tech industry.  In addition to managing the financial and legal activities of the company along with the strategic financial planning, he played an essential role in the fundraising in preparation for its IPO. Birenberg follows Itay Vago, who will be leaving the position after presenting the Q3 2023 results in November 2023.  During the next weeks, Birenberg and Vago will be working together closely to assure a smooth transition process.

•
On October 13 22, 2023, the issuer releases message from Chief Executive Officer about the Israel-Hamas War and announces the Company, through its wholly-owned subsidiaries, IMC Holdings Ltd. ("IMC HoldCo") and Rosen High Way Ltd. ("Rosen High Way"), has secured C$1,390,000 in short-term debt. The issuer, through IMC HoldCo, entered into a series of short-term loans on October 3rd, 10th and 11th, respectively, for aggregate gross proceeds of NIS 4,082,000 (approximately C$1,390,000) from certain lenders, including a director and officer of the Issuer. Four of the loans, totaling aggregate gross proceeds of NIS 3,082,000 (approximately C$1,050,000), bear interest at an annual rate of 18% and mature six months from the date of issuance along with the associated fees and commissions of 4% per annum for application fee and an origination fee of 4% per annum on each loan. the issuer, through Rosen High Way, entered into the final loan, totaling aggregate gross proceeds of NIS 1,000,000 (approximately C$340,000), bears interest at an annual rate of 20%, matures six months from the date of issuance and is secured against certain assets of the issuer and its subsidiaries. the issuer plans to use the proceeds from the loans for general working capital purposes. Out of the aggregate gross proceeds of NIS 4,082,000 (approximately C$1,390,000), Oren Shuster, a director and officer of the issuer (the "Participating Insider") loaned an amount of NIS 500,000 (approximately C$170,000) to IMC HoldCo. The participation of the Participating Insider in the loan constitutes a "related party transaction", as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions ("MI 61-101") and would require the issuer to receive minority shareholder approval for and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, in completing the loan, the issuer has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, in each case on the basis that the fair market value of the Participating Insider's loan does not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101. Further details will be included in a material change report to be filed by the issuer. the issuer did not file a material change report in respect of the loan transaction more than 21 days before entering into the loan as the shorter period was necessary to permit the issuer to close the loan in a timeframe consistent with usual market practice for a transaction of this nature.

•
On October 11, 2022, IMC Holdings entered into a loan agreement with A.D.I. Car Alarms Stereo Systems Ltd (“ADI” and the “ADI Agreement”), to borrow a principal amount of NIS 10,500 (approximately $4,045) at an annual interest of 15% (the “ADI Loan”), which is to be repaid within 12 months of the date of the ADI Agreement. The ADI Loan is secured by a second rank land charge on the Logistics Center of Adjupharm. In addition, CEO and Director of the Company, provided a personal guarantee to ADI should the security not be sufficient to cover the repayment of the ADI Loan.

On October 25, 2023, IMC Holdings and Adi signed an amendment to the Adi Agreement, extending the loan period by an additional 3 months. During this extended period, the interest rate will be 15%, with associated fees and commissions of 3% per annum for the application fee and an origination fee of 3% per annum.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in the cannabis markets in which it currently operates. Management is focused on managing its international assets and supply chain in order to maximize Issuer-wide revenue and margins and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH (“Adjupharm”) and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

By exiting the Canadian cannabis market, Management is seeking to focus its resources and maximize efficiency for future success. Management is reinforcing its Israeli and German operations and preparing to leverage its expertise into building market leadership in the European medical cannabis market and to be fully ready to capitalize on the recreational market upon legalization.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

In October 2023, R.A. Yarok Pharm Ltd., a wholly-owned subsidiary of the issuer (“Pharm Yarok”), has entered into an agreement with a third-party distribution company to provide medical cannabis distribution services. This agreement includes bulk transportation services for medical cannabis, secure storage within a trading house, and the distribution of medical cannabis products in Israel. Simultaneously, Pharm Yarok discontinued. its distribution operations previously managed by Pharm Yarok. The shift from Pharm Yarok's independent service provision to the services offered by the third-party company results in a monthly cost reduction of approximately 40% and an annual savings of around $300 (numbers are expressed in thousands).

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Please see section 4 above.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In October 2023, the Issuer hired 5 new employees and 2 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

•
On July 3rd, 2023, the Company entered into a short-term loan agreement with a non-financial institution in the amount of NIS 1,000 (approx. $358) (the "Loan Agreement" and "Loan"). The Loan beard interest rate of 10% and was repaid in October 24 2023, according to the Loan Agreement terms.

•	Please see section 1 for further details regarding a series of short-term loans.

•
In addition, on October 17, 2023, HoldCo entered into another short-term agreement with a non-financial institute in the amount of NIS 1,800 (approximately $606). Such loan bear interest at an annual rate of 18% and mature six months from the date of issuance along with the associated fees and commissions of 4% per annum for application fee and an origination fee of 4% per annum.

14.	Provide details of any securities issued and options or warrants granted.

Not Applicable.

15.	Provide details of any loans to or by Related Persons.

On October 3rd, 2023 the issuer through its wholly-owned subsidiary, IMC HoldCo entered into a short-term loan with Mr. Oren Shuster, a director and officer of the Issuer (the “Participating Insider”) in which the Participating Insider loaned an amount of NIS 500,000 (approximately C$170,000) to IMC HoldCo. The participation of the Participating Insider in the loan constitutes a “related party transaction”, as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”) and would require the Company to receive minority shareholder approval for and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction.

However, in completing the loan, the issuer has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, in each case on the basis that the fair market value of the Participating Insider’s loan does not exceed 25% of the market capitalization of the issuer, as determined in accordance with MI 61-101. Further details were included in a material change report that was filed by the issuer. The issuer did not file a material change report in respect of the loan transaction more than 21 days before entering into the loan as the shorter period was necessary to permit the issuer to close the loan in a timeframe consistent with usual market practice for a transaction of this nature.

16.	Provide details of any changes in directors, officers or committee members.

Please see section 1 above regarding Uri Birenberg, who will be joining the company's leadership team as the Chief Financial Officer, effective from October 10, 2023.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated levels of inflation, including in the Issuer’s primary production markets, which could curtail levels of economic activity. Inflation concerns are in part driven by the increase in the cost of goods as input costs continue to increase due to several external factors, including but not limited to, general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. The impact of inflation and supply shortages on the integral components of the Issuer’s business could reasonably impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the Issuer’s operations could also be affected should interest rates, inflation or unemployment reach levels that change consumer trends and spending and subsequently impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

As of February 2023, and to date, Israel is undergoing political and social instability relating to the judicial and legislative reforms proposed by the newly elected government, creating certain instability and uncertainty. This instability which has a certain effect on the activity of the financial markets may cause material impact on the Issuers’ ability to operate in the Israeli market.

The Israeli ministry of health announced the anticipated medical cannabis regulatory reform on August 7, 2023. The new regulations will remove many of the heavy regulations in the sector, making medical cannabis more accessible to patients as well as boosting export, all of which may materially and positively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical

On October 7, 2023, a war between the terror organization Hamas and Israel began. This war has a impact on the company's business operations. The company anticipates a negative impact in Q4 2023 and a potential positive effect in the medium to long term. The company has experienced damages to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more. While there are damages, it is still too early to fully assess the extent of their impact. Additionally, there have been changes in currency rates, with the US and CAD dollar rising and the currency weakness in the NIS. Since most of the company's revenues are in NIS, it has been adversely affected from this perspective as well.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: November 6, 2023

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End October 2023	Date of Report YY/MM/D 2023/11/6
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 542815033
Contact Name Michal Lebovitz Nissimov	Contact Position General Counsel	Contact Telephone No. +972 542815033
Contact Email Address Michal.l@imcannabis.com	Web Site Address http://www.imcannabis.com/